Exhibit 99.1

dlocal Announces New Member of Board of Directors and Audit Committee

Montevideo, Uruguay, December 14, 2023 – DLocal Limited (“dLocal,” the “Company,” “we,” “us,” and “our”) (Nasdaq: DLO), a technology first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, announces the appointment in December 2023 of Hyman K. Bielsky as an independent member of its board of directors and a member of the company’s audit committee.

About Mr. Bielsky

Hyman K. Bielsky has held a number of legal and operating leadership roles in both private and publicly-listed companies, bringing extensive experience to the company’s board of directors. Mr. Bielsky holds a law degree from the University of North Carolina, where he graduated with honors. Mr. Bielsky commenced his career with a major U.S. law firm. After seven years of private practice, Mr. Bielsky joined Safety-Kleen Corp, a Fortune 500, NYSE-listed company, where he rose to become its General Counsel, responsible for worldwide legal affairs. He ultimately became CEO and then Chairman of Safety-Kleen Europe, Ltd, after it was spun out of Safety-Kleen Corp.

About DLocal

dLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across Africa, Asia, Latin America, and the Middle East. Through the “One dLocal” concept (one API, one platform, one contract), global companies can accept payments, send pay-outs, settle funds globally, and issue white label prepaid virtual and physical debit cards in local currencies, without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market. Learn more at https://dlocal.com.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com